350, 850 Dunsmuir Street Vancouver, BC V6C 1N5 Telephone: 604 688 7377 www.lincolngold.com

February 12, 2008	OTCBB: LGCP

FOR IMMEDIATE DISSEMINATION

EXHIBIT 99.1

LINCOLN GOLD COMMENCES DRILLING ON
PINE GROVE PROPERTY, NEVADA

LINCOLN GOLD CORP. (OTCBB:LGCP) is pleased to announce that it has commenced core drilling on the Company’s 100%-controlled Pine Grove gold property located in the Pine Grove Hills, 20 miles south of Yerington, Nevada. Four holes are designed to acquire large-diameter PQ core (3.35 -inch diameter) for metallurgical sample. The core will be delivered to McClelland Laboratories in nearby Reno, Nevada for heap-leach metallurgical testing. Drilling should be completed by the end of February.

Lincoln has also delivered Pine Grove technical data to Snowden Mining Industry Consultants in Vancouver for an updated Mineral Resources estimation and NI 43-101 compliant technical report.

Lincoln Gold Corp. is a US-based gold exploration company located in Nevada with several gold projects in various stages of exploration which includes three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Paul F. Saxton”

President

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Key factors that could cause actual results to differ materially from those described in forward-looking statements are:

(i)	the results of the NI 43-101 report on the Pine Gove properties may be different than anticipated;
(ii)	the inability of the Company to achieve the financing required to pursue the exploration of the Pine Grove properties;
(iii)	the results of exploration of the Pine Grove properties; and
(iv)	the lack of commercial mineralization on the Lincoln Gold properties.

Readers are cautioned not to place undue reliance on the forward-looking statements made in this Press Release.